# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rumble Inc., CIK 0001830081
CUSIP: 78137L105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr, Longboat Key, Florida (FL), 34228
Date of event which requires filing of this statement: 11/10/2025
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Holdings, S.A. de C.V., Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793

## Reporting persons
- Tether Holdings, S.A. de C.V. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 103,333,333; sole dispositive power 0; shared dispositive power 103,333,333; aggregate amount beneficially owned 103,333,333 (30.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 103,333,333 shares of Class A Common Stock, par value $0.0001 per share, of Rumble Inc. ("Class A Common Stock") held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V.
  
  Note in relation to Item 13: This percentage is calculated based upon (i) 215,380,826 shares of Class A Common Stock issued and outstanding and (ii) 123,690,477 shares of Class A Common Stock, shares of Class A Common Stock issuable upon exchange of any issued and outstanding exchangeable shares of the Issuer's subsidiary 1000045728 Ontario Inc., in each case, as of November 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 103,333,333; sole dispositive power 0; shared dispositive power 103,333,333; aggregate amount beneficially owned 103,333,333 (30.5% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon (i) 215,380,826 shares of Class A Common Stock issued and outstanding and (ii) 123,690,477 shares of Class A Common Stock, shares of Class A Common Stock issuable upon exchange of any issued and outstanding exchangeable shares of the Issuer's subsidiary 1000045728 Ontario Inc., in each case, as of November 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 103,333,333; sole dispositive power 0; shared dispositive power 103,333,333; aggregate amount beneficially owned 103,333,333 (30.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 103,333,333 shares of Class A Common Stock held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V. Mr. Devasini has a greater than 50% voting interest in Tether Holdings, S.A. de C.V. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon (i) 215,380,826 shares of Class A Common Stock issued and outstanding and (ii) 123,690,477 shares of Class A Common Stock, shares of Class A Common Stock issuable upon exchange of any issued and outstanding exchangeable shares of the Issuer's subsidiary 1000045728 Ontario Inc., in each case, as of November 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Rumble Inc.
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr, Longboat Key, Florida (FL), 34228
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings, S.A. de C.V., an El Salvador entity, Tether Investments, S.A. de C.V., an El Salvador entity, and Giancarlo Devasini (collectively, the "Reporting Persons") that was originally filed with the Securities and Exchange Commission (the "SEC") on February 7, 2025 as amended by Amendment No. 1 filed on August 11, 2025 (as amended, the "Schedule 13D") with respect to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of Rumble Inc., a Delaware corporation (the "Issuer"). This amendment to the Schedule 13D is being filed by the Reporting Persons and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
See the Schedule 13D, as amended, for historical information. Item 4 is amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
See the Schedule 13D, as amended, for historical information.

Transaction Support Agreement

On November 10, 2025, the Issuer, and Northern Data AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany ("Northern Data"), entered into a business combination agreement (the "BCA"). Subject to the terms and conditions of the BCA, the Issuer will submit a voluntary public exchange offer (such exchange offer, the "Exchange Offer") to all shareholders of Northern Data to exchange each issued and outstanding no-par value bearer share of Northern Data (the "ND Shares"). Under the BCA, each ND Share validly tendered and accepted for exchange will be exchanged for 2.0281 shares of Class A Common Stock (the "Offer Ratio"), subject to the satisfaction or waiver of the conditions to the Exchange Offer, as further described herein.

Concurrently with the execution and delivery of the BCA, the Issuer and Tether Investments, S.A. de C.V ("TINV") entered into a transaction support agreement (the "Support Agreement"), pursuant to which, among other things, TINV agreed to sell, and the Issuer agreed to purchase, all of the ND Shares owned by TINV (41,887,776 ND Shares). The closing of the transactions contemplated under the Support Agreement (the "Support Closing") is subject to closing conditions, including the satisfaction of the conditions to the Exchange Offer, and, subject to the satisfaction or waiver of such conditions, would occur immediately prior to the closing of the Exchange Offer.

Under the Support Agreement, the Issuer agreed to issue new shares of Class A Common Stock to TINV at the Offer Ratio as set forth the BCA as the consideration for its purchase of the ND Shares owned by TINV (such consideration, the "Share Consideration"). To the extent that the issuance of shares of Class A Common Stock to TINV as the consideration under the Support Agreement would result in TINV and its affiliates owning more than 9.9% of the outstanding voting power of the capital stock of the Issuer (the "Voting Limitation"), the Issuer shall instead deliver to TINV a pre-funded warrant (a "Pre-Funded Warrant") exercisable on a cashless basis into such number of shares of Class A Common Stock so that the shares of Class A Common Stock to be owned by TINV and its affiliates following the Closing will not exceed the Voting Limitation. The shares of Class A Common Stock issued pursuant to the Support Agreement are subject to a six-month lock-up period following the Closing, subject to certain exceptions as set forth in the Support Agreement.

TINV and the Issuer each provided customary representation and warranties under the Support Agreement. The Support Agreement also contains customary fundamental representations and warranties regarding TINV and customary business representations and warranties with respect to Northern Data. Subject to the terms and conditions set forth in the Support Agreement, TINV shall indemnify and hold harmless the Issuer and other purchaser indemnitees from and against damages suffered, sustained or incurred, until the expiration of the applicable survival date of such representations and warranties. For a period of eighteen months following the closing of the transactions contemplated under the Support Agreement (the "Closing"), the Issuer is entitled to withhold a portion of the Share Consideration that equals the quotient (rounded down) of EUR25 million divided by the volume-weight-average price of the Issuer's Class A common stock over the last three consecutive trading days prior to the date of the Closing, to support any potential indemnification claims under the Support Agreement.

Prior to the TINV Closing and for up to one year following the Closing, TINV has committed to offer to purchase for cash, subject to applicable law and the terms of the Support Agreement, up to approximately EUR219 million worth of ND Shares from Northern Data shareholders outside of the Exchange Offer, provided that TINV is not committed to purchase ND Shares if the price per ND Share is greater than the product of (x) the Offer Ratio, (y) the 3-day VWAP of the Class A Common Stock immediately preceding the purchase date and (z) the dollar-to-euro exchange rate immediately preceding the purchase date.

The foregoing descriptions of the Support Agreement does not purport to be complete and is qualified in their entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer's current report on Form 8-K/A, dated November 12, 2025.

Registration Rights Agreement and Transaction Agreement Amendment

The Support Agreement contemplates that simultaneously with the Closing, the Issuer and TINV will amend and restate the registration rights agreement, dated February 7, 2025, between the Issuer and TINV (such amended and restated registration rights agreement, the "A&R Registration Rights Agreement"). Pursuant to the A&R Registration Rights Agreement, among other things, TINV will be granted the right to register the resale of shares of Class A Common Stock it owns, including those received pursuant to the Support Agreement, the the Issuer Equity Commitment Agreement or the Sale and Transfer and Amendment and Restatement Agreement. In addition, the Support Agreement contemplates that simultaneously with the Closing, the Issuer and TINV will enter into an amendment to that certain Transaction Agreement, dated as of December 20, 2024 (the "Transaction Agreement Amendment"), which will, among other things, specify that such shares of Class A Common Stock held by TINV will be subject to certain of the covenants in the Transaction Agreement.

The foregoing descriptions of the A&R Registration Rights Agreement and the Transaction Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the A&R Registration Rights Agreement and the Transaction Agreement Amendment, copies of which are filed as Exhibit 10.4 and Exhibit 10.5, respectively, to the Issuer's current report on Form 8-K/A, dated November 12, 2025.

Equity Commitment Agreements

Concurrently with the execution of the BCA and the Support Agreement, (i) the Issuer, TINV and Northern Data entered into an equity commitment agreement pursuant to which, subject to the terms and conditions therein, TINV has agreed to provide an equity financing commitment to fund up to $200 million of certain taxes of Northern Data and its subsidiaries to the extent due and owing or otherwise required to be accrued as a liability at or prior to the closing of the Exchange Offer (the "Northern Data Equity Commitment Agreement") and (ii) the Issuer and TINV entered into an equity financing commitment agreement pursuant to which, subject to the terms and conditions therein, TINV has agreed to provide an equity financing commitment to fund up to $200 million (less any amounts previously funded under the Northern Data Equity Commitment Agreement) of certain taxes Northern Data and its subsidiaries to the extent due and owing or otherwise required to be accrued as a liability at or after the closing of the Exchange Offer for up to 18 months after the closing of the Exchange Offer (the "Issuer Equity Commitment Agreement" and together with the Northern Data Equity Commitment Agreement, the "Equity Commitment Agreements"). To the extent that the issuance of shares of Class A Common Stock to TINV as the consideration under the Issuer Equity Commitment Agreement would result in TINV and its affiliates exceeding the Voting Limitation, the Issuer shall instead deliver to TINV a Pre-Funded Warrant exercisable on a cashless basis into such number of shares of Class A Common Stock so that the shares of Class A Common Stock to be owned by TINV and its affiliates following the issuances under the Issuer Equity Commitment Agreement will not exceed the Voting Limitation.

The foregoing descriptions of the Northern Data Equity Commitment Agreement and the Issuer Equity Commitment Agreement do not purport to be complete and are qualified in their entirety by reference to the Northern Data Equity Commitment Agreement and the Issuer Equity Commitment Agreement, copies of which are filed as Exhibit 10.7 and Exhibit 10.8, respectively, to the Issuer's current report on Form 8-K/A, dated November 12, 2025.

Sale And Transfer and Amendment and Restatement Agreement

Concurrently with the execution of the BCA and the Support Agreement, TINV, the Issuer and Northern Data entered into a sale and transfer and amendment and restatement agreement (the "Sale and Transfer and Amendment and Restatement Agreement") under which the EUR603,000,000 receivable under Northern Data's loan from TINV, made under a loan agreement originally dated November 2, 2023 (the "Existing Node Loan") will be transferred upon the closing of the Exchange Offer to a newly incorporated Irish subsidiary of the Issuer that will hold the Northern Data shares acquired through the Exchange Offer ("Issuer NODE Holdco"). As consideration for the transfer of the receivable under the Existing Node Loan, Issuer NODE Holdco will (i) exchange 50% of the value of the Existing Node Loan for the number of shares of Class A Common Stock equal to such share of the Existing Node Loan divided by $7.88 (subject to adjustment for any stock split, reverse stock split or stock dividend) (as converted to EUR using the exchange rate as promulgated by the European Central Bank on the last trading day prior to the applicable exchange date) and (ii) enter into a new loan agreement with TINV as lender equal in value to the remaining 50% of the Existing Node Loan (the "TINV /Issuer Loan"). The TINV /Issuer Loan will be on substantially the same terms as the Existing Node Loan that will remain outstanding between Northern Data and Issuer NODE Holdco, which Existing Node Loan will be amended at the closing of the Exchange Offer in accordance with the form of an amended loan attached as an exhibit to the Sale and Transfer and Amendment and Restated Agreement. On the date falling one year after the closing of the Exchange Offer (the "Exchange Option Date"), TINV will have the option to exchange all (but not less than all) of the outstanding amount under the TINV /Issuer Loan as at the Exchange Option Date into the number of shares of Class A Common Stock equal to the outstanding amount under the TINV /Issuer Loan divided by the greater of (i) the 10-day volume-weighted average price and (ii) $7.88 (subject to adjustment for any stock split, reverse stock split or stock dividend) (in each case, as converted to EUR using the exchange rate as promulgated by the European Central Bank on the last trading day prior to the Exchange Option Date). To the extent that the issuance of shares of Class A Common Stock to TINV as the consideration under the Sale and Transfer and Amendment and Restatement Agreement or upon exchange of the outstanding amount under the TINV /Issuer Loan would result in TINV and its affiliates exceeding the Voting Limitation, the Issuer shall instead deliver to TINV a Pre-Funded Warrant(s) exercisable on a cashless basis into such number of shares of Class A Common Stock so that the shares of Class A Common Stock to be owned by TINV and its affiliates following the issuances under the Sale and Transfer and Amendment and Restatement Agreement and the TINV /Issuer Loan will not exceed the Voting Limitation.

The foregoing description of the Sale and Transfer and Amendment and Restatement Agreement does not purport to be complete and is qualified in its entirety by reference to the Sale and Transfer and Amendment and Restatement Agreement, a copy of which is filed as Exhibit 10.10 to the Issuer's current report on Form 8-K/A, dated November 12, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).
99.5 Transaction Support Agreement, dated November 10, 2025, by and between Rumble Inc. and Tether Investments, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K/A filed with the SEC on November 12, 2025).
99.6 Form of A&R Registration Rights Agreement, by and between Rumble Inc. and Tether Investments, S.A. de C.V. (incorporated by reference to Exhibit 10.4 to the Issuer's Form 8-K/A filed with the SEC on November 12, 2025).
99.7 Form of Amendment No.1 to Transaction Agreement and Waiver, by and between Rumble Inc. and Tether Investments, S.A. de C.V. (incorporated by reference to Exhibit 10.5 to the Issuer's Form 8-K/A filed with the SEC on November 12, 2025).
99.8 Equity Commitment Agreement, dated November 10, 2025, by and among Rumble Inc., Tether Investments, S.A. de C.V. and Northern Data AG. (incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K/A filed with the SEC on November 12, 2025).
99.9 Equity Commitment Agreement, dated November 10, 2025, by and between Rumble Inc. and Tether Investments, S.A. de C.V. (incorporated by reference to Exhibit 10.8 to the Issuer's Form 8-K/A filed with the SEC on November 12, 2025).
99.10 Sale and Transfer and Amendment and Restatement Agreement, dated November 10, 2025, by and between Rumble Inc. and Tether Investments, S.A. de C.V. (incorporated by reference to Exhibit 10.10 to the Issuer's Form 8-K/A filed with the SEC on November 12, 2025).

## Signatures
- Tether Holdings, S.A. de C.V.: /s/ Giancarlo Devasini, Name: Giancarlo Devasini, Title: President (11/12/2025)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Name: Giancarlo Devasini, Title: Sole Administrator (11/12/2025)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (11/12/2025)